UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) **August 21, 2005**

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Ohio	**1-8524**	**34-0778636**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1293 South Main Street, Akron, OH	**44301**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code **(330) 253-5592**

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. **Entry Into A Material Definitive Agreement.**

On August 21, 2005, the Compensation Committee of the Board of Directors of Myers Industries, Inc. ("Company") approved the Company entering into an Employment Agreement with Mr. Kevin C. O'Neil, as Vice President, General Counsel and Secretary of the Company. A summary of the terms of this agreement is attached as Exhibit 99-1.

Item 9.01. **Financial Statements and Exhibits**

(c) Exhibits

99-1 Summary of the terms of the Employment Agreement effective August 21, 2005 with Mr. Kevin C O'Neil, Vice President, General Counsel and Secretary of Myers Industries, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Myers Industries, Inc.

(Registrant)

Date **August 23, 2005** **By:** **/s/ John C. Orr**

John C. Orr

President and Chief Executive Officer